

June 4, 2010

Norman J. Szydlowski
Chief Executive Officer
SemGroup Corporation
Two Warren Place
6120 S. Yale Avenue, Suite 700
Tulsa, OK 74136-4216

> **Re:** **SemGroup Corporation**
> **Form 10**
> **Filed May 6, 2010**
> **Amendment No. 1 to Form 10**
> **Filed May 14, 2010**
> **File No. 1-34736**

Dear Mr. Szydlowski:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2.   We note you disclosure regarding an investigation conducted by the bankruptcy court-appointed examiner. Please provide further disclosure regarding the reason your former auditor, "…informed management of the Company that [your former auditor]'s audit report dated March 28, 2008 should no longer be associated with the Company's consolidated financial statements as of and for the years ended December 31, 2006 and 2007…."

3.   Please monitor your need to update financial statements. The financial statements contained within your Form 10 are currently over 135 days old and therefore should be updated. Please update your financial statements to comply with the age requirements Rule 8-08 of Regulation S-X.

Forward-looking Statements, page ii

4.   You are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain these sections, please revise them to eliminate any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E (a)(1) in particular.

Industry Overview, page 2

5.   Provide independent third party supplemental support for your assertions regarding various aspects of the industry overview, such as the assertions made in regarding the Mexico asphalt industry, the demand for the independent storage industry, and the global demand growth for oil products.

Operational Hazards and Insurance, page 20

6.   Please expand your disclosure here to specify the insurance levels that you maintain.

Selected Historical Consolidated Financial Data, page 45

7.   We note footnote (1) to the table on page 46, which identifies the balance sheet data as of November 30, 2009 as that of the successor. In this regard, please move the vertical line dividing the successor financial data from the predecessor financial data, currently located between the data as of December 31, 2009 and as of November 30, 2009 columns, to between the data as of November 30, 2009 and December 31, 2008 columns for the bottom half of the table disclosing balance sheet data only to be consistent with the footnote disclosure.

Results of Operations, page 52

8. We note that your discussion of results of operations combine the results of the 11 months ending November 30, 2009 with the results of the one month ending December 31, 2009. We believe the combination of the operations of SemGroup, the predecessor combined with SemGroup, the successor, is not appropriate. Please revise your analysis to separately discuss the results for the successor and predecessor entities.

Results of Operations by Reporting Segment, page 56

9. You state on page 57 that general and administrative expenses include a decrease in corporate overhead due to bankruptcy, which was reflected as a decrease in the corporate overhead allocation within the SemCrude segment. However, on page 60, you state the general and administrative expenses increased due to an increase in allocated corporate overhead in 2009 versus 2008. As some segments experienced an increase in corporate overhead, while other segments experienced a decrease in corporate overhead, the overall basis for allocation of corporate overhead among your segments is unclear. Please expand your disclosures to discuss how management allocates corporate overhead to each segment and why specific segments have experienced inconsistent trends from period to period.

Long-Term Debt Prior to Emergence Date, page 73

10. We note the disclosure regarding allegations by the U.S. Bankruptcy Court that the company may have violated certain covenants under your credit agreements due to certain of your commodity trading practices. Please revise to discuss the allegations and any risk its commodity trading will cause a violation of your covenants under your credit agreements in light of your current operations. In addition, discuss the processes and controls you have in place to prevent the risk associated with your commodity trading causing you to violate covenants under your credit agreements.

Quantitative and Qualitative Disclosures about Market Risks, page 76

11. We note your reference to, "Business— Risk Governance and Comprehensive Risk Management Policy," but were unable to find such a section in the filing. Please provide a cross reference to the page number for the section discussed.

Compensation Consultants, page 93

12. We note that the peer group disclosed is based on your projected 2009 revenue. Please discuss whether your projected and actual revenue were similar for 2009 and whether the peer group would have changed if the companies had been selected based on actual revenue.

13.   We note that following the engagement of Longnecker & Associates, Towers Watson was engaged by management. Please revise to clarify when Towers Watson was engaged by management.

14.   Please revise to include the full company name for "Mercer."

Compensation Methodology, page 95

15.   We note that the compensation committee reviews compensation data from various sources to design your compensation program. Please revise to clarify what data and companies were used in finding the 50th percentile of the market data and whether the peer group was used in making your determination.

Base Pay, page 96

16.   We note that the "market median" was obtained from Longnecker on which the base pay for your named executive officers was based. Please clarify the term "market median." In particular, please indicate whether the peer group was used to determine the "market median." Further, provide the names of the companies, industry group represented, and basis for the use of the group of companies used in determining the "market median."

Transactions with Related Persons, page 112

17.   We note your disclosure of related transactions with Blueknight Energy Partners, L.P. Please revise to clearly discuss any continuing relationship with Blueknight Energy Partners, L.P. In particular, discuss the Throughput Agreement, Terminalling Agreement and Shared Services Agreement and whether the agreements are still in effect.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

18.   Please revise your consolidated statements of operations and comprehensive income (loss) to eliminate the measure "gross margin (deficit), exclusive of depreciation," or to revise the measure to include depreciation and amortization. "Gross margin" is recognized in GAAP as revenue less cost of sales, including depreciation and amortization. As such, your measure represents a non-GAAP measure and may not be presented on the statements of operations. You may refer to SAB Topic 11:B and SAB Topic 7:D for further guidance. If you believe this measure should be presented in your segment footnote, then it is appropriate to discuss it in MD&A on a segment basis. However, it should be renamed to avoid investor confusion. Additionally, it should be identified as a non-GAAP measure and be accompanied

by the disclosure required by Item 10 of Regulation S-K if you continue to report it on a consolidated basis.

Note 4 – Investment in Non-Consolidated Subsidiaries, page F-16

19.   Please provide your analysis supporting your decision to deconsolidate certain subsidiaries beginning July 22, 2008, to account for them using the cost method, rather than the equity method, and to reconsolidate SemCams and SemCanada Crude beginning November 30, 2009. Please provide the relevant facts to support your decisions as well as the authoritative technical accounting support.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandra Eisen at (202) 551-3864, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Robert Melgaard
      (918) 586-8548